May 18, 2005

Mail Stop 4561

Mr. Robert N. Crouch II
Executive Vice President and Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX 75234

Re: Income Opportunity Realty Investors, Inc.
        Form 10-K for the year ended December 31, 2004
        File No. 001-14784

Dear Mr. Crouch:

We have reviewed your response letter dated May 6, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 5 - Notes and Interest Payable, page 45

1.   We have read your response to our comment. With respect to the returns to Metra partners from property operations and sales and pursuant to paragraph 28 of SFAS 66, supplementally advise us how these returns represent a guaranty of the Registrant, as seller, on the Metra Capital investment. In that regard, clarify the party responsible for payment of the distributions to Metra partners and the consequence, should cash flows from operations and property sales not be sufficient to provide the Metra partners with a 15% cumulative compound annual return. Finally, quantify the total distributions paid to Metra Capital partners as a return on investment through December 31, 2004 and tell us how the distributions were accounted for in your financial statements as well as the financial statement line items affected.

2.   Further to our previous comment, it is unclear how you have considered paragraph 33 in accounting for this transaction. Supplementally advise us how the Registrant, as seller, is able to exert control over Metra Capital. In addition, clarify whether your Preferred Stock of Innovo represents an equity interest in Metra Capital and how this precludes you from recognizing profit on the transaction. Refer to paragraph 34 of SFAS 66.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Rachel Zablow, Staff Accountant, at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief